Exhibit 99.1

Box Ships Inc. Announces Commencement of Public Offering of Common Shares and Warrants

ATHENS, Greece, April 9, 2014 – Box Ships Inc. (NYSE:TEU) (the "Company") today announced that it has commenced an underwritten offering of units consisting of its common shares and warrants. The Company intends to grant the underwriters of the offering a 45-day option to purchase an additional 15% of the units sold in the offering to cover over-allotments, if any.  In the event that at least $10.0 million of units are sold in the public offering, Neige International Inc., a company controlled by the Company's Chairman, President and Chief Executive Officer, has agreed to purchase, in a concurrent private placement at the public offering price, a number of units equal to 10% of the units sold in the public offering.

The net proceeds of the offering are expected to be used by the Company for general corporate purposes, which may include the repayment of debt and the acquisition of vessels.

Maxim Group LLC is acting as sole book-runner and lead-managing underwriter of the offering.

This offering will be made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering has been filed with the U.S. Securities and Exchange Commission (the "SEC") and is available on the SEC's website located at www.sec.gov.  Copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174 (or by telephone at 212-895-3685 or by email to syndicate@maximgrp.com). This offering will be made pursuant to the Company's existing shelf registration statement previously filed with the SEC and declared effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 9.2 years. The Company's common shares trade on the New York Stock Exchange under the symbol "TEU."

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made in this press release are forward looking, such as those, among others, relating to the Company's expectations regarding the completion of the proposed public offering. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and the satisfaction of customary closing conditions related to the proposed public offering. There can be no assurance that the Company will be able to complete the proposed public offering on terms satisfactory to it, or at all.

Contacts
Box Ships Inc.
ir@box-ships.com

Allen & Caron Inc.
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300